                                                                    EXHIBIT 99.1

                                DOUGLAS A. PERTZ
                            c/o NALCO HOLDING COMPANY
                              1601 WEST DIEHL ROAD
                              NAPERVILLE, IL 60563

October 20, 2004

William H. Joyce
Nalco Holding Company
1601 West Diehl Road
Naperville, IL  60563

Dear Dr. Joyce:

         As we have discussed, I have agreed to serve as a member of the Board of Directors of Nalco Holding Company, a Delaware corporation (the "Company"). I understand I will be elected as a director of the Company shortly prior to the
Company's initial public offering of its common stock. I consent to being named as a future Board member of the Company in the Form S-1 registration statement and any amendments thereto filed in connection with the Company's initial public offering.

Very truly yours,

/s/ Douglas A. Pertz

Douglas A. Pertz